Exhibit 99.6

Akumin Inc.

 Consolidated Financial Statements

 December 31, 2020

 (expressed in US dollars unless otherwise stated)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Akumin Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Akumin Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Miami, Florida

March 31, 2021

Akumin Inc.

Table of Contents

Page

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets	1

Consolidated Statements of Operations and Comprehensive Income (Loss)	2

Consolidated Statements of Changes in Equity	3

Consolidated Statements of Cash Flows	4

Notes to Consolidated Financial Statements	5 –53

Akumin Inc.

Consolidated Balance Sheets

(expressed in US dollars unless otherwise stated)

	December 31,	December 31,
	2020	2019
	$	$
Assets
Current assets
Cash	44,395,988	23,388,916
Accounts receivable	91,126,923	82,867,225
Prepaid expenses and other current assets	3,942,268	3,927,949

	139,465,179	110,184,090
Security deposits and other assets	4,876,208	1,967,053
Property and equipment (note 4)	79,929,574	75,938,590
Operating lease right-of-use assets (note 3)	127,061,894	126,675,770
Goodwill (notes 3 and 6)	360,603,613	358,802,534
Intangible assets (note 5)	6,748,073	9,432,480

Total assets	718,684,541	683,000,517

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 7)	34,233,142	26,262,225
Finance lease liabilities (note 9)	3,264,806	1,789,995
Operating lease liabilities (right-of-use) (notes 3 and 9)	9,345,656	9,276,298
Senior loans payable (note 10)	405,698	3,705,952
Earn-out liability (note 8)	4,688,553	7,529,962

	51,937,855	48,564,432
Finance lease liabilities (note 9)	12,308,780	6,625,409
Operating lease liabilities (right-of-use) (notes 3 and 9)	122,953,656	119,773,692
Senior loans payable (note 10)	389,580,046	336,276,370
Derivative financial instruments (note 10)	-	951,702
Subordinated notes payable – earn-out (note 11)	-	184,485
Earn-out liability (note 8)	-	7,304,105
Accrued payroll taxes (note 25)	1,346,088	-
Deferred tax liability	826,566	6,256,820

Total liabilities	578,952,991	525,937,015

Shareholders’ equity
Additional paid-in capital (common shares: no par value, unlimited authorized	160,965,034	158,881,120
number of shares, 70,178,428 and 69,840,928 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively) (notes 12 and 15)
Deficit	(26,759,151)	(6,361,767)

Equity attributable to shareholders of Akumin Inc.	134,205,883	152,519,353
Non-controlling interests (note 24)	5,525,667	4,544,149

Total shareholders’ equity	139,731,550	157,063,502

Total liabilities and shareholders’ equity	718,684,541	683,000,517

Approved by the Board of Directors

(signed) “Riadh Zine”	Director	(signed) “Tom Davies”	Director

The accompanying notes are an integral part of these consolidated financial statements.	(1)

Akumin Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(expressed in US dollars unless otherwise stated)

	Year ended	Year ended
	December 31,	December 31,
	2020	2019
	$	$
Revenue
Service fees - net of allowances and discounts	243,981,183	244,841,400
Other revenue	7,301,666	2,594,903

	251,282,849	247,436,303

Operating expenses
Cost of operations, excluding depreciation and	197,803,388	187,802,601
amortization (note 22)
Depreciation and amortization (notes 4 and 5)	20,459,767	15,587,200
Stock-based compensation (notes 12 and 15)	2,083,914	3,554,765
Operational financial instruments revaluation and other (gains) losses (note 20)	(3,907,666)	1,017,401

Total operating expenses	216,439,403	207,961,967

Income from operations	34,843,446	39,474,336

Other income and expenses
Interest expense (notes 9 and 10)	32,781,210	20,783,438
Other financial instruments revaluation and other (gains) losses (note 20)	22,078,745	1,805,816
Settlement costs and other (recoveries) (note 23)	2,324,151	(1,881,233)
Acquisition-related costs	1,079,255	3,403,160

Total other expenses (income)	58,263,361	24,111,181

Income (loss) before income taxes	(23,419,915)	15,363,155
Income tax provision (benefit) (note 13)	(5,751,070)	3,735,548

Net income (loss) and comprehensive income (loss) for the period	(17,668,845)	11,627,607
Non-controlling interests (note 24)	2,728,539	2,199,629

Net income (loss) attributable to common shareholders	(20,397,384)	9,427,978

Net income (loss) per share (note 19)
Basic and diluted	(0.29)	0.14

The accompanying notes are an integral part of these consolidated financial statements.	(2)

Akumin Inc.

Consolidated Statements of Changes in Equity

(expressed in US dollars unless otherwise stated)

				Total
	Additional	Accumulated	Non-controlling	Shareholders’
	paid-in capital	Deficit	interest	equity
	$	$	$	$
Balance as at January 1, 2019	130,577,709	(15,789,745)	4,107,499	118,895,463

Net income and comprehensive income	-	9,427,978	2,199,629	11,627,607
Issuance of common shares – net of issuance costs
Acquisition consideration (note 12)	23,437,500	-	-	23,437,500
RSUs and Warrants exercised (note 12)	1,311,146	-	-	1,311,146
Stock-based compensation expense (notes 12 and 15)	3,554,765	-	-	3,554,765
Payment to non-controlling interests (note 24)	-	-	(1,762,979)	(1,762,979)

Balance as at December 31, 2019	158,881,120	(6,361,767)	4,544,149	157,063,502

Net income and comprehensive income	-	(20,397,384)	2,728,539	(17,668,845)
Stock-based compensation expense (notes 12 and 15)	2,083,914	-	-	2,083,914
Payment to non-controlling interests (note 24)	-	-	(1,747,021)	(1,747,021)

Balance as at December 31, 2020	160,965,034	(26,759,151)	5,525,667	139,731,550

The accompanying notes are an integral part of these consolidated financial statements.	(3)

Akumin Inc.

Consolidated Statements of Cash Flows

(expressed in US dollars unless otherwise stated)

	Year ended	Year ended
	December 31,	December 31,
	2020	2019
	$	$
Cash flows provided by (used in)
Operating activities
Net income (loss) for the period	(17,668,845)	11,627,607
Adjustments for:
Depreciation and amortization	20,459,767	15,587,200
Stock-based compensation (notes 12 and 15)	2,083,914	3,554,765
Interest expense-accretion of debt and paid-in-kind interest	5,482,307	2,047,214
Deferred income tax expense (benefit)	(5,430,254)	2,092,504
Financial instruments revaluation and other (gains) losses	18,171,079	2,823,217
Changes in operating assets and liabilities
Accounts receivable	(8,259,697)	(25,243,156)
Prepaid expenses, security deposits and other assets	(138,395)	(3,657,429)
Accounts payable and accrued liabilities	9,038,102	1,369,580
Operating lease liabilities and right-of-use assets	2,952,575	2,379,575

	26,690,553	12,581,077

Investing activities
Purchase of property and equipment and intangible assets	(13,420,375)	(12,447,634)
Business acquisitions – net of cash acquired (note 3)	(3,198,634)	(218,659,981)
Other investments	(463,789)	-

	(17,082,798)	(231,107,615)

Financing activities
Loan proceeds (note 10)	406,300,000	354,114,000
Loan repayments (note 10)	(371,524,423)	(113,887,167)
Issuance costs – loans	(15,216,138)	(14,781,765)
Finance leases – principal payments	(1,524,548)	(904,193)
Subordinated notes or earn-out (note 11)	(200,000)	(1,500,000)
Earn-out liability (note 8)	(4,688,553)	-
Common shares (note 12)	-	1,311,146
Payment to non-controlling interests	(1,747,021)	(1,762,979)

	11,399,317	222,589,042

Increase in cash during the period	21,007,072	4,062,504
Cash – Beginning of period	23,388,916	19,326,412

Cash – End of period	44,395,988	23,388,916

Supplementary information
Interest expense paid	22,844,479	18,882,263
Income taxes paid	1,172,464	487,598

The accompanying notes are an integral part of these consolidated financial statements.	(4)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

1	Presentation of consolidated financial statements and nature of operations

The operations of Akumin Inc. (Akumin or the Company) and its Subsidiaries (defined below) primarily consist of operating outpatient diagnostic imaging centres located in Delaware, Florida, Georgia, Illinois, Kansas, Pennsylvania and Texas. Substantially all of the centres operated by Akumin were obtained through acquisition. Related to its imaging centre operations, Akumin also operates a medical equipment business, SyncMed, LLC (SyncMed), which provides maintenance services to Akumin’s imaging centres in Illinois, Kansas and Texas and a billing and revenue cycle management business, as a division of Akumin’s wholly owned indirect subsidiary, Akumin Corp., which was previously operated by a subsidiary, Rev Flo Inc., which was merged into Akumin Corp. on December 31, 2018.

The services offered by the Company (through the Subsidiaries) include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, digital radiography (X-ray), fluoroscopy and other related procedures.

The Company has a diverse mix of payers, including private, managed care, capitated and government payers.

The registered and Canadian head office of Akumin is located at 151 Bloor Street West, Suite 603, Toronto, Ontario, M5S 1S4. The United States head office is located at 8300 W. Sunrise Boulevard, Plantation, Florida, 33322. All operating activities are conducted through its wholly owned US subsidiary, Akumin Holdings Corp. and its wholly owned subsidiary, Akumin Corp. Akumin Corp. operates its business directly and through its key wholly owned direct and indirect subsidiaries, which include Akumin Florida Holdings, LLC, formerly known as Tri-State Imaging FL Holdings, LLC (FL Holdings), Akumin Imaging Texas, LLC, formerly known as Preferred Medical Imaging, LLC (PMI), SyncMed, Akumin FL, LLC (Akumin FL), Advanced Diagnostics Group, LLC (ADG), TIC Acquisition Holdings, LLC (TIC) and Akumin Health Illinois, LLC (Akumin IL) (collectively, the Subsidiaries), as well as through Delaware Open MRI Radiology Associates, LLC, Elite Imaging, LLC, Elite Radiology of Georgia, LLC, Jeanes Radiology Associates, LLC, Lebanon Diagnostic Imaging, LLC, Rittenhouse Imaging Center, LLC, Rose Radiology Centers, LLC and Wilkes-Barre Imaging, LLC (collectively, the Revenue Practices), all of which are located in the United States.

2	Summary of significant accounting policies

The Company adopted the accounting principles generally accepted in the United States of America (GAAP) as the basis of preparation for the comparative 2020 and 2019 annual financial statements effective for the fiscal year-ended December 31, 2020. Previously, the Company’s financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), for the period up to and including the 9-months ended September 30, 2020. On August 28, 2020, the Company filed a Form 40-F with the United States Securities and Exchange Commission pursuant to Section 12 of the Securities Exchange Act of 1934. This filing resulted in the Company becoming an “SEC Issuer” for purposes of National Instrument 51-102 -- Continuous Disclosure Obligations and as such the Company is entitled to prepare and report its financial statements in GAAP as opposed to IFRS.

The preparation of consolidated financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and based on management’s best judgments at the time. The Company bases its estimates on historical experience, observable trends and various other

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

assumptions that we believe are reasonable under the circumstances. All significant assumptions and estimates underlying the amounts reported in the consolidated financial statements and accompanying notes are regularly reviewed and updated when necessary. Changes in estimates are reflected prospectively in the consolidated financial statements based upon on-going trends, or subsequent settlements, and realization depending on the nature and predictability of the estimates and contingencies. Although we believe that our estimates are reasonable, actual results could differ from these estimates.

The most significant assumptions and estimates underlying these consolidated financial statements involve accounts receivable, impairments of long-lived assets including goodwill, operating lease right-of-use-assets, income taxes, business combinations and revenue recognition.

The significant accounting policies described below have been applied consistently to all periods presented.

Principles of consolidation

The consolidated financial statements include all of the accounts of the Company, the Subsidiaries and the Revenue Practices. All intercompany transactions and balances have been eliminated on consolidation.

Variable interest entities

In accordance with the FASB’s ASC Topic 810, Consolidation, a reporting entity with a variable interest in another entity is required to include the assets and liabilities and revenue and expenses of that separate entity (i.e., consolidate with the financial statements of the reporting entity) when the variable interest is determined to be a controlling financial interest. Under ASC 810, a reporting entity is considered to have a controlling financial interest in a variable interest entity (VIE) if (1) the reporting entity has the power to direct the activities of the VIE that most significantly impacts its economic performance and (2) the reporting entity has the obligation to absorb losses of the VIE that could be potentially significant to the VIE.

As a result of the financial relationship established between the Company and the Revenue Practices through respective management service agreements, the Revenue Practices individually qualify as VIEs as the Company, which provides them non-medical, technical and administrative services, has the power to direct their respective activities and the obligation to absorb their gains and losses. As a result, the Company is considered the primary beneficiary of the Revenue Practices, and accordingly, the assets and liabilities and revenue and expenses of the Revenue Practices are included in these consolidated financial statements. The following information excludes any intercompany transactions and costs allocated by the Company to the Revenue Practices. The Revenue Practices’ assets and liabilities included in the Company’s consolidated balance sheets as at December 31, 2020 were $57.0 million (2019 – $58.7 million) and $2.4 million (2019 – $nil), respectively. The assets of the Revenue Practices can only be used to settle their obligations. During the twelve month period ended December 31, 2020, the Revenue Practices’ net revenue was $139.1 million (2019 – $151.9 million) and the net contribution to the Company’s cash flow from operations was $134.7 million (2019 – $112.0 million).

The Company has a variable interest in a single purpose entity in Texas which operates an imaging center. The Company also has a variable interest in certain operations of an imaging center of another Texas entity. In both cases, the Company is not a primary beneficiary of the variable interest since it does not have any equity ownership in these entities nor does it have the power to direct the activities of either of these entities that most significantly impact the entities’ economic performance. Rather, in both cases, the Company is entitled to a

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

management fee based upon written agreements in exchange for certain agreed upon management services. The assets and liabilities and revenue and expenses of these entities are not included in the consolidated financial statements of the Company.

Functional and reporting currency and foreign currency translation

The functional and reporting currency of the Company, the Subsidiaries and the Revenue Practices is US dollars. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the rates of exchange prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at rates prevailing at the dates of acquisition. Revenues and expenses are translated at the average rate of exchange in effect during the month the transaction occurred. All exchange gains and losses are recognized in the current year’s earnings.

Cash

Cash includes cash on hand and cash held with banks.

Property and equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight line method, as follows:

Medical equipment and equipment under finance leases	six years
Computer and office equipment	four to five years
Furniture and fittings	nine years
Leasehold improvements	over term of lease

Expenditures for maintenance and repairs are charged to operations as incurred. Operating lease right-of-use equipment buyouts and significant upgrades are capitalized.

Intangible assets

The Company classifies intangible assets, obtained through acquisitions or developed internally, as definite lived. Intangible assets consist of software costs, trade name, license arrangements and covenants not to compete; these intangible assets are recorded at cost and are amortized over their estimated useful lives, using the straight line method, as follows:

Software costs, trade name and license arrangements	five to six years
Covenant not to compete	over term of contract

The Company reviews the appropriateness of the amortization period related to the definite lived intangible assets annually.

Goodwill

In January 2017, FASB issued Accounting Standards Update (ASU) 2017-04, Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (ASU 2017-04). ASU 2017-04 simplifies the measurement of goodwill by eliminating the requirement to calculate the implied fair value of goodwill (step 2 of the current impairment test) to measure goodwill impairment charge. Instead, entities will record impairment charges based

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

on the excess of a reporting unit’s carrying amount over its fair value. ASU 2017-04 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company elected to early adopt ASU 2017-04 on January 1, 2019. There was no material impact for the Company from the adoption of ASU 2017-04.

Goodwill is recognized as the fair value of the consideration transferred, less the fair value of the net identifiable assets acquired and liabilities assumed, as at the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to reporting units that are expected to benefit from the synergies of the combination. The determination of reporting units and the level at which goodwill is monitored requires judgment by management. The Company’s reporting units generally represent individual business units below the level of the Company’s operating segment. Goodwill is tested annually for impairment as at October 1 or whenever indicators of impairment are present by comparing the carrying amount of the reporting units against its fair value.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If any indication exists, the Company estimates the recoverable amount.

The Company assesses the recoverability of the assets based on the undiscounted future cash flows expected from the use and eventual disposition of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded.

Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset or in the case of assets we expect to sell, at fair value less costs to sell.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company has one reportable segment, which is outpatient diagnostic imaging services.

Revenue recognition

On January 1, 2019, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), and related clarifying standards (ASC 606). ASC 606 outlines a single comprehensive model for recognizing revenue as performance obligations, defined in a contract with a customer as goods or services transferred to the customer in exchange for consideration, are satisfied. The standard also requires expanded disclosures regarding the Company’s revenue recognition policies and significant judgments used in the determination of revenue.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

The Company adopted ASC 606 with a full retrospective application. As a result, at the adoption of ASC 606, the majority of what was previously classified as the provision for bad debts in the consolidated statement of operations is now reflected as implicit price concessions (as defined in ASC 606) and therefore included as a reduction to revenue. Net service fee revenue consists of net patient fees received from various payers and patients based on established contractual billing rates, less allowances for contractual adjustments and implicit price concessions. It primarily comprises fees for the use of the Company’s diagnostic imaging equipment and provision of medical supplies.

Service fee revenue is recorded during the period in which the Company’s performance obligations are satisfied, based on the estimated collectible amounts from the patients and third party payers. The Company’s performance obligations are satisfied when services are rendered to the patient. Since the gap between payment and delivery of services to patients is generally expected to be less than one year, the Company does not adjust the service fee revenue for a significant financing component, as a practical expedient. Third party payers include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, attorneys, and employers. Estimates of contractual allowances and the transaction price are based on the terms specified in the related contractual agreements, negotiated rates and historical and expected payment patterns. The Company estimates its expected reimbursement for patients based on the applicable contract terms and negotiated rates. The Company believes its review process enables it to identify instances on a timely basis where such estimates need to be revised.

Other revenue consists of miscellaneous fees under contractual arrangements, including service fee revenue under capitation arrangements with third party payers, management fees, government grants and fees for other services provided to third parties. Revenue is recorded during the period in which the Company’s performance obligations under the contract are satisfied by the Company. For 2020, the Company received grants from the U.S. Health and Human Services (HHS). Such grants are outside the scope of ASC 606 and are further discussed in note 25.

ASC 606 applies a single model for recognizing revenue from contracts with customers. It requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

i)	identify the contract with a customer;

ii)	identify the performance obligation in the contract;

iii)	determine the transaction price;

iv)	allocate the transaction price to the performance obligations in the contract; and

v)	recognize revenue when (or as) the entity satisfies a performance obligation.

Earnings per share

Basic earnings per common share (EPS) is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by adjusting the net earnings available to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive instruments.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statements of operations and comprehensive income (loss). Current income tax expense represents the amount of income taxes payable based on tax law that is enacted at the reporting date and is adjusted for changes in estimates of tax expense recognized in prior periods. A current tax liability or asset is recognized for income taxes payable, or paid but recoverable, in respect of all periods to date.

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is more likely than not that future taxable income will be available to utilize such amounts. Deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that the related tax benefits will be realized. When it appears more likely than not that deferred taxes will not be realized, a valuation allowance is recorded to reduce the deferred tax asset to its estimated realizable value. For net deferred tax assets, estimates of future taxable income are considered in determining whether net deferred tax assets are more likely than not to be realized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Company intends to settle its current tax assets and liabilities on a net basis.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Financial instruments

Financial assets (such as accounts receivable) and liabilities (such as accounts payable, accrued liabilities, leases and loans) at amortized cost are initially recognized at fair value, and subsequently are carried at amortized cost (using the effective interest rate method) less any impairment. Any premium or discount between amortized cost and fair value is amortized to the consolidated statements of operations and comprehensive income (loss). Derivative financial instruments and earn-outs are initially recognized and subsequently measured at fair value. No derivatives have been designated as a cash flow hedge under ASC 815, Derivatives and Hedging. Please see note 16 for additional information.

Leases

In February 2016, the FASB issued ASU 2016-02. The FASB subsequently issued related clarifying ASUs on leases. ASU 2016-02’s core principle is to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information. ASU 2016-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. ASU 2016-02 requires application either retrospectively to each prior reporting period presented in the financial statements or under a modified retrospective approach at the beginning of the period of adoption. The Company adopted ASU 2016-02 using a modified retrospective approach on January 1, 2019.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

On January 1, 2019, the Company recorded right-of-use assets and lease liabilities of $98,912,687 and $98,912,687, respectively. Accounting for finance leases remained substantially unchanged (they continue to be recognized on the consolidated balance sheets).

The Company’s operating lease portfolio primarily consists of real estate leases for its imaging centres and corporate offices. A smaller portion consists of medical and office equipment leases. The Company elected to use the package of practical expedients offered in the transition guidance that allows management not to reassess lease identification, lease classification and initial direct costs. The Company also elected to use the accounting policy practical expedients by class of underlying asset to (i) combine associated lease and non-lease components into a single lease component; and (ii) exclude recording short-term leases as right-of-use assets and liabilities on the consolidated balance sheets.

Operating lease liabilities were recorded as the present value of remaining lease payments not yet paid for the lease term discounted using the incremental borrowing rate associated with each lease. Operating lease right-of-use assets represent operating lease liabilities adjusted for prepayments, accrued lease payments, lease incentives and initial direct costs. Certain of the Company’s leases include renewal or termination options. Calculation of operating lease right-of-use assets and liabilities includes the initial lease term unless it is reasonably certain a renewal or termination option will be exercised. The Company’s initial real estate lease term typically varies from approximately 3 to 10 years. Including renewal options, the lease term may vary from approximately 10 to 30 years.

Variable components of lease payments fluctuating with a future index or rate are estimated at lease commencement based on the index or rate at lease commencement. If the payments change as the result of a change in an index or rate subsequent to lease commencement, the difference is recognized in the income statement in the period in which the change occurs. Variable payments for maintenance such as common area maintenance costs and taxes, are not included in determining lease payments and are expensed as incurred. Most of the Company’s leases do not contain implicit borrowing rates, and therefore to measure lease liabilities, the Company used its incremental borrowing rates at the later of the lease commencement date or January 1, 2019. Lease liabilities will be remeasured when there is a significant change in the lease contracts.

Warrants

Financial instruments issued by the Company are classified as equity only to the extent they do not meet the definition of a financial liability or financial asset. The Company has issued warrants that are convertible into common stock; these warrants are classified as equity instruments.

Restricted share units

Restricted share units (RSUs) are issued in accordance with the Company’s RSU Plan, which entitles a holder of one RSU to receive one common share of the Company. RSUs are assigned a value based on the market value of the common shares of the Company on the grant date (or the nearest working day prior to the grant date). Such value is classified as stock-based compensation over the vesting period for all RSUs awarded to employees or the Board (note 12). For RSUs awarded to non-employees for business services, the RSU expense would be recognized in the consolidated statements of operations and comprehensive income (loss) on vesting of such RSUs.

Stock-based compensation

(11)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

The Company’s stock-based compensation consists of stock options, which are described in note 15 and RSUs, which are discussed in note 12. Each tranche of a share option award is considered a separate award with its own vesting period and recorded at fair value on the date of grant. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest by increasing contributed surplus. Any consideration paid upon the exercise of stock options is credited to common stock and the related fair value of those stock options is transferred from the contributed surplus to common stock.

Business combinations

In January 2019, the Company adopted FASB issued ASU 2017-01, Clarifying the Definition of a Business (2017-01). The update provides a framework for evaluating whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. As a result of adoption on January 1, 2019, there was no impact on our consolidated financial statements, and we have applied the guidance to subsequent acquisitions.

The Company accounts for business combinations using the acquisition accounting method. The total purchase price is allocated to the assets acquired and liabilities assumed based on fair values as at the date of acquisition. Goodwill as at the acquisition date is measured as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interests in the acquired company over the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed. Any non-controlling interests in the acquired company are measured at their fair value. Best estimates and assumptions are used in the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date. These estimates and assumptions are inherently uncertain and are subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. On conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations and comprehensive income (loss) in the period in which the adjustments were determined.

Changes in non-controlling interests

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a reserve within equity attributable to owners of Akumin.

Contingencies

Loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur. The

(12)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

Company is party to various legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Accrued legal costs for legal contingencies are recorded when they are probable and estimable.

Accounts receivable

Accounts receivable are generally non-interest bearing, unsecured obligations due from patients and third-party payers. They are recognized initially at net realizable value and are subsequently measured at amortized cost less loss allowances. In addition to the implicit price concessions considered and recorded when the service was performed, at each reporting period, the Company estimates the expected credit losses based on a combination of probability-weighted historic and actual bad debts experience with consideration of forward-looking information including changes to economic conditions that would impact its customers (such as unemployment rate and general economic environment for non-individual payors). During the period affected by the COVID-19 pandemic, management’s consideration of those changes to economic conditions included the impact of the COVID-19 pandemic.

Accounts receivable are considered to be in default when customers have failed to make the contractually required payments when due. Implicit price concessions are recorded as a reduction in revenue with an offsetting amount reducing the carrying value of the receivable. When a receivable is considered uncollectible, the receivable is written off against the allowance for bad debts account.

In the fourth quarter of 2020, due to slow down in collections of receivables, the Company changed its estimates of the implicit price concessions related to its customers, primarily based on historical experience of collections impacted by the pandemic and the integration of diagnostic imaging centers acquired in 2018 and 2019. The result of this change in estimate resulted in an increase as compared to the year ended December 31, 2019 to the cumulative implicit price concessions for outstanding receivables by approximately $12.3 million ($9.4 million net of tax) in the year ended 2020, or $0.13 per share (basic and diluted) for the three and twelve months ended December 31, 2020.

3	Business combinations

i)

On January 1, 2020, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Coral Springs, Florida, for cash consideration of approximately $2.1 million (Coral Springs Acquisition). In accordance with the transaction agreement, $100,000 of this purchase price (Holdback Fund) was withheld as security for indemnity obligations and was released to the seller during June 2020. This asset acquisition was considered a business combination. The Company has made a fair value determination of the acquired assets and assumed liabilities as follows:

(13)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

$
Assets acquired
Current assets
Prepaid expenses	32,961

Non-current assets
Security deposits	368,601
Property and equipment	412,400
Operating lease right-of-use assets	2,427,618

3,241,580

Liabilities assumed
Non-current liabilities
Operating lease liabilities (right-of-use)	2,427,618

Net assets acquired	813,962
Goodwill	1,274,764

Purchase price	2,088,726

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $4.1 million and income before tax of approximately $0.7 million to the Company’s consolidated results for the twelve months ended December 31, 2020. In our estimation, this acquisition would have contributed revenue of approximately $5.4 million and income before tax of approximately $0.9 million to the Company’s consolidated results for the twelve months ended December 31, 2019.

ii)

On January 1, 2020, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Crystal Lake, Illinois, for cash consideration of approximately $1.2 million (Crystal Lake Acquisition). In accordance with the transaction agreement, $60,000 of this purchase price (Holdback Fund) was withheld as security for indemnity obligations and was released to the seller during June 2020. This asset acquisition was considered a business combination. The Company has made a fair value determination of the acquired assets and assumed liabilities as follows:

(14)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

$
Assets acquired
Non-current assets
Security deposits	5,799
Property and equipment	820,000
Operating lease right-of-use assets	554,830

1,380,629

Liabilities assumed
Non-current liabilities
Operating lease liabilities (right-of-use)	554,830

Net assets acquired	825,799
Goodwill	400,000

Purchase price	1,225,799

This acquisition was an opportunity for the Company to increase its presence in Illinois. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $1.0 million and income before tax of approximately $0.2 million to the Company’s consolidated results for the twelve months ended December 31, 2020. In our estimation, this acquisition would have contributed revenue of approximately $1.1 million and income before tax of approximately $0.2 million to the Company’s consolidated results for the twelve months ended December 31, 2019.

iii)

On April 1, 2019, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Davie, Florida, for cash consideration of $450,000 (Davie Acquisition). In accordance with the transaction agreement, $50,000 of this purchase price (Holdback Fund) was withheld as security for indemnity obligations and was released to the seller on October 1, 2019. The Company has made a fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows:

(15)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

$
Assets acquired
Non-current assets
Property and equipment	170,000
Operating lease right-of-use assets	427,558

597,558

Liabilities assumed
Non-current liabilities
Operating lease liabilities (right-of-use)	427,558

Net assets acquired	170,000
Goodwill	280,000

Purchase price	450,000

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $0.4 million and loss before tax of approximately $41 thousand to the Company’s consolidated results for the twelve months ended December 31, 2019.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2019, this business combination would have contributed approximately $0.5 million in revenue and $54 thousand in loss before tax for the twelve months ended December 31, 2019, and consolidated pro forma revenue and income before tax for the same period would have been approximately $247.6 million and $13.2 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

iv)

On April 15, 2019, the Company announced that it had, through a subsidiary, entered into purchase agreements to acquire 27 imaging centres (Florida – 21 and Georgia – 6) operated under ADG, The Imaging Centers of West Palm and Elite Radiology of Georgia. All of these centres were managed by ADG’s management team. On May 31, 2019, the Company announced the closing of these acquisitions. Pursuant to the purchase agreements, the Company acquired all of the issued and outstanding equity interests of ADG Acquisition Holdings, Inc., TIC Acquisition Holdings, LLC and SFL Radiology Holdings, LLC (the ADG Acquisitions).

The total purchase price (excluding earn-out) for the ADG Acquisitions at closing (including preliminary working capital adjustments and payment for cash acquired) was approximately $216 million, of which $23.4 million was satisfied by the issuance of 6.25 million common shares of the Company at a price of $3.75 per share based on the share price at the close of May 31, 2019. The balance of this purchase price was mostly financed through the Term Loans (note 10). A portion of the purchase price payable in respect of the acquisition of SFL Radiology Holdings, LLC is subject to an earn-out based on annualized revenues earned in the first two quarters of 2020 less certain costs (note 8). Subsequent to the completion of the

(16)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

acquisition, the cash purchase price was reduced by approximately $0.2 million due to working capital adjustments in accordance with the purchase agreement.

The Company has made a fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows. Intangible assets include covenant not to compete, trade name and license arrangements. A deferred tax liability was assumed as part of the net assets acquired in the ADG Acquisitions.

$
Assets acquired
Current assets
Cash	3,585,672
Accounts receivable	19,418,814
Prepaid expenses	269,012

23,273,498

Non-current assets
Property and equipment	11,508,940
Intangible assets	5,870,000
Operating lease right-of-use assets	16,912,896

34,291,836

57,565,334

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	5,634,661

Non-current liabilities
Deferred tax liability	422,056
Operating lease liabilities (right-of-use)	16,912,896

17,334,952

22,969,613

Net assets acquired	34,595,721
Goodwill	195,937,055

Purchase price (cash and shares)	215,784,755

Purchase price (ADG Acquisition – earn-out (note 8))	14,748,021

These acquisitions were an opportunity for the Company to increase its economies of scale across Florida and enter the Georgia market. The goodwill assessed on acquisition, expected to not be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of these acquisitions have been included in the Company’s consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, these acquisitions contributed revenue of approximately $42.5 million and income before tax of approximately $17.4 million to the Company’s consolidated results for the twelve months ended December 31, 2019.

(17)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

The Company has estimated the contribution to the Company’s consolidated results from these acquisitions had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2019, this business combination would have contributed approximately $72.6 million in revenue and $29.7 million in income before tax for the twelve months ended December 31, 2019, and consolidated pro forma revenue and income before tax for the same period would have been approximately $277.5 million and $25.5 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

v)

On May 31, 2019, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Deltona, Florida, for a cash consideration of $648,387 (Deltona Acquisition). The Company has made a fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows:

$
Assets acquired
Non-current assets
Property and equipment	295,000
Operating lease right-of-use assets	154,136

449,136

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	57,880
Non-current liabilities
Operating lease liabilities (right-of-use)	154,136

212,016

Net assets acquired	237,120
Goodwill	411,267

Purchase price	648,387

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $1.9 million and income before tax of approximately $0.6 million to the Company’s consolidated results for the twelve months ended December 31, 2019.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2019, this business combination would have contributed approximately $3.2 million in revenue and $1.0 million in income before tax for the twelve months ended December 31, 2019, and consolidated pro forma revenue and income before tax for the same period would have been approximately $248.8 million and $13.6 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(18)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

vi)

On August 16, 2019, the Company acquired, through a subsidiary, five outpatient diagnostic imaging centres in El Paso, Texas, for cash consideration of $11 million (El Paso Acquisition). The cash purchase price was decreased during 2020 by approximately $16 thousand due to working capital adjustments in accordance with the purchase agreement. The Company has made a fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows. The intangible assets consist of the trade name and covenants not to compete.

	2020	2019
	$	$
Assets acquired
Current assets
Accounts receivable	1,275,726	1,275,726
Prepaid expenses	19,789	19,789

	1,295,515	1,295,515
Non-current assets
Property and equipment	3,922,481	3,922,481
Operating lease right-of-use assets	3,683,989	3,683,989
Intangible assets	720,000	720,000

	9,621,985	9,621,985

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	1,174,040	1,024,631

Non-current liabilities
Operating lease liabilities (right-of-use)	3,683,989	3,683,989

	4,858,029	4,708,620

Net assets acquired	4,763,956	4,913,365
Goodwill	6,220,153	6,086,635

Purchase price	10,984,109	11,000,000

This acquisition was an opportunity for the Company to increase its economies of scale in Texas. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $5.3 million and income before tax of approximately $1.1 million to the Company’s consolidated results for the twelve months ended December 31, 2019.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2019, this business combination would have contributed approximately $14.0 million in revenue and $3.0 million in income before tax for the twelve months ended December 31, 2019, and consolidated pro forma revenue and income before tax for the same period would have been approximately $256.1 million and $15.0 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(19)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

vii)

On October 4, 2019, the Company acquired, through a subsidiary, three outpatient diagnostic imaging centres in West Palm Beach, Florida, for cash consideration of approximately $18 million (West Palm Beach Acquisition). The cash purchase price was decreased during 2020 by approximately $0.1 million due to working capital adjustments in accordance with the purchase agreement. The Company has made a fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows. The intangible assets consist of the trade name and covenants not to compete.

	2020	2019
	$	$
Assets acquired
Current assets
Accounts receivable	2,085,491	2,085,491
Prepaid expenses	90,454	90,454

	2,175,945	2,175,945
Non-current assets
Security deposits	9,000	9,000
Property and equipment	2,432,234	2,432,234
Operating lease right-of-use assets	13,625,521	13,625,521
Intangible assets	1,080,000	1,080,000

	19,322,700	19,322,700

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	1,404,268	1,311,471

Non-current liabilities
Finance leases	587,434	587,434
Operating lease liabilities (right-of-use)	13,625,521	13,625,521

	15,617,223	15,524,426

Net assets acquired	3,705,477	3,798,274
Goodwill	14,064,109	14,071,312

Purchase price	17,769,586	17,869,586

This acquisition was an opportunity for the Company to increase its economies of scale in Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $4.8 million and income before tax of approximately $0.4 million to the Company’s consolidated results for the twelve months ended December 31, 2019.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2019, this business combination would have contributed approximately $19.8 million in revenue and $1.6 million in income before tax for the twelve months ended December 31, 2019, and consolidated pro forma revenue and income before tax for the same period would have been approximately $262.4 million and $14.4 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(20)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

4	Property and equipment

	2020 $	2019 $

Medical equipment	85,588,228	75,665,771
Equipment under finance leases	23,168,355	14,971,916
Leasehold improvements	19,360,169	17,393,839
Furniture and fixtures	1,479,320	1,088,236
Office equipment	211,032	214,612
Computer equipment	240,919	194,770

Total property and equipment – cost	130,048,023	109,529,144
Less: Accumulated depreciation	(50,118,449)	(33,590,554)

Total property and equipment – net	79,929,574	75,938,590

As at December 31, 2020, the equipment under finance leases had a net book value of $14,981,186 (2019 - $9,404,765). Depreciation expense for the twelve months ended December 31, 2020 was $17,769,948 (2019 – $13,705,653). As part of ongoing operations, during the twelve months ended December 31, 2020, the Company had net disposals of $1,779,626 (2019 – $1,030,006). The loss on these disposals was $1,549,295 (2019 - $931,356) and is included in the consolidated statements of operations and comprehensive income (loss) in the expense category “financial instruments revaluation and other gains (losses)” and in note 20.

(21)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

5	Intangible assets

	Covenants not to compete $	Software costs $	Trade name $	License Arrange- ments $	Total $

Cost
Balance – January 1, 2019	1,127,917	241,855	3,283,000	-	4,652,772
Additions	-	2,675	-	-	2,675
Business acquisitions (note 3)	2,010,000	-	4,540,000	1,120,000	7,670,000

Balance – December 31, 2019	3,137,917	244,530	7,823,000	1,120,000	12,325,447
Additions	-	5,412	-	-	5,412

Balance – December 31, 2020	3,137,917	249,942	7,823,000	1,120,000	12,330,859

Accumulated amortization
Balance – January 1, 2019	323,611	119,225	568,584	-	1,011,420
Amortization	594,307	31,973	1,124,601	130,666	1,881,547

Balance – December 31, 2019	917,918	151,198	1,693,185	130,666	2,892,967
Amortization	868,572	32,648	1,564,599	224,000	2,689,819

Balance – December 31, 2020	1,786,490	183,846	3,257,784	354,666	5,582,786

Net book value
December 31, 2019	2,219,999	93,332	6,129,815	989,334	9,432,480
December 31, 2020	1,351,427	66,096	4,565,216	765,334	6,748,073

Weighted average remaining amortization period (years)	1.5	2.0	2.8	3.5	2.5

For the twelve months ended December 31, 2020, the Company identified no impairment indicators and hence, there was no impairment of intangible assets. Estimated aggregate amortization expense for definite-lived intangible assets for each of the next five years ended December 31 is as follows:

2021	$2,710,490
2022	2,190,685
2023	1,275,099
2024	570,223
2025	1,125

Total	6,747,622

(22)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

6 Goodwill

The carrying amounts of goodwill at the beginning and end of the current and previous periods are set out below.

	2020 $	2019 $

Balance – Beginning of period	358,802,534	147,120,852
Adjustments (note 3)	126,315	(5,104,587)
Business acquisitions (note 3)	1,674,764	216,786,269

Balance – End of period	360,603,613	358,802,534

The carrying amount of goodwill attributed to each reporting unit was as follows:

	2020 $	2019 $

Florida	256,270,533	255,002,971
Northeast	3,569,801	3,569,801
Texas	92,803,338	92,669,821
Other	7,959,941	7,559,941

	360,603,613	358,802,534

The fair value of each reporting unit was estimated by use of the income approach. The methodology used to test impairment is classified as Level 3 per the fair value hierarchy described in note 16.

The fair value for a reporting unit is determined by discounting five-year cash flow projections (cash flows beyond the five-year period are extrapolated using perpetuity growth rates). These projections reflect management’s expectations based on past experience and future estimates of operating performance. The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each reporting unit or group of reporting units.

The Company’s discount rates are based on market rates of return, debt to equity ratios, and certain risk premiums, among other things. The perpetuity growth rates are based on expected economic conditions and a general outlook for the industry.

An impairment charge is recognized to the extent that the carrying amount exceeds the fair value. No impairment charges have arisen as a result of the reviews performed as at October 1, 2020. Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying amount. As there were no indicators of impairment for any of the reporting units, management has not updated any of the other impairment calculations as at December 31, 2020.

(23)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

7	Accounts payable and accrued liabilities

The accounts payable and accrued liabilities are as follows:

	2020 $	2019 $

Accounts payable	20,400,949	21,707,080
Accrued other expenses	10,034,409	2,602,292
Accrued payroll expenses	3,797,784	1,952,853

	34,233,142	26,262,225

8	Earn-out liability (ADG Acquisition)

	2020 $	2019 $

ADG Acquisition – earn-out	4,688,553	14,834,067
Less: Current portion of ADG Acquisition – earn-out	(4,688,553)	(7,529,962)

Non-current portion of ADG Acquisition – earn-out	-	7,304,105

A portion of the purchase price payable in respect of the ADG Acquisitions in 2019, specifically for SFL Radiology Holdings, LLC (Georgia business), was subject to an earn-out (the ADG Acquisition – earn-out liability) based on its annualized revenues earned in the first two quarters of 2020 less certain costs including certain operating expenses, capital expenditures and incremental working capital. In accordance with the purchase agreement, 50% of this liability was settled in the latter half of 2020 and the balance is expected to be settled in the first half of 2021.

The value of the ADG Acquisition – earn-out liability was estimated by management using a probability weighted valuation technique related to information including revenue and operating expenses; changes in the fair value of this liability are recognized in the consolidated statements of operations and comprehensive income (loss). Management estimated the fair value of the ADG Acquisition – earn-out liability as at May 31, 2019 at approximately $14.7 million based on a discount rate of approximately 7% and management’s estimated probability weighted range of the ADG Acquisition – earn-out liability (it is considered a Level 3 liability as described in note 16; this liability was subsequently settled as noted below). An increase in the discount rate by 1.0% point decreased the value of this liability by about $0.2 million and vice versa. Subsequently, the ADG Acquisition – earn-out liability estimate was revalued at approximately $14.8 million as at December 31, 2019. This liability was revalued at approximately $9.4 million based on a settlement reached pursuant to the terms of the purchase agreement in November 2020 with the representatives of the sellers of the Company’s Georgia business and the change in fair value was recognized in financial instruments revaluation in the consolidated statements of operations and comprehensive income (loss). Fifty percent of this liability was paid in November 2020 and the balance is to be paid in May 2021 pursuant to the process outlined in the related purchase agreement. During the twelve month period ended December 31, 2020, the Company recognized a gain of approximately $5.5 million due to changes in fair value of the ADG Acquisition – earn-out liability (2019 – loss of approximately $0.1 million).

(24)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

9	Lease liabilities

Finance

The information pertaining to finance lease liabilities on the consolidated balance sheet is as follows:

	2020 $	2019 $

Finance lease liabilities	15,573,586	8,415,404
Less: Current portion of finance lease liabilities	(3,264,806)	(1,789,995)

Non-current portion of finance lease liabilities	12,308,780	6,625,409

The components of finance lease cost recognized in the consolidated statement of operations and comprehensive income (loss) are as follows:

	2020 $	2019 $

Amortization expense for equipment under finance leases	2,927,249	1,794,673
Interest expense on finance lease liabilities	637,191	296,603

Finance lease cost	3,564,440	2,091,276

Undiscounted cash flows for finance leases recorded in the consolidated balance sheets were as follows at December 31, 2020.

$
2021	3,910,052
2022	3,768,295
2023	3,347,796
2024	2,749,931
2025	1,893,323
Thereafter	1,762,745

Total minimum lease payments	17,432,142
Less: Amount of lease payments representing interest	(1,858,556)

Present value of future minimum lease payments	15,573,586
Less: Current portion of finance lease liabilities	(3,264,806)

Non-current finance lease liabilities	12,308,780

(25)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

The lease term and discount rates are as follows:

	2020	2019

Weighted average remaining lease term-finance leases (years)	4.9	4.8
Weighted average discount rate-finance leases	4.6%	5.1%

Supplemental cash flow information related to finance leases is as follows:

	2020 $	2019 $

Operating cash flows from finance leases	637,191	296,603
Financing cash flows from finance leases	1,524,548	904,193
Right-of-use assets obtained in exchange for finance lease obligations	8,816,902	5,309,686

Operating

The information pertaining to operating lease liabilities on the consolidated balance sheet is as follows:

	2020 $	2019 $

Operating lease liabilities	132,299,312	129,049,990
Less: Current portion of operating lease liabilities	(9,345,656)	(9,276,298)

Non-current portion of operating lease liabilities	122,953,656	119,773,692

The components of operating lease cost recognized in the consolidated statement of operations and comprehensive income (loss) are as follows:

	2020 $	2019 $

Operating lease cost	20,624,622	18,040,356
Variable lease cost	4,109,277	3,478,748
Short-term lease cost	246,785	170,366

Total operating lease cost	24,980,684	21,689,470

Undiscounted cash flows for operating leases recorded in the consolidated balance sheets were as follows at December 31, 2020.

(26)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

	$

2021	18,380,966
2022	18,075,153
2023	17,224,588
2024	16,355,082
2025	15,659,482
Thereafter	137,590,224

Total minimum lease payments	223,285,495
Less: Amount of lease payments representing interest	(90,986,183)

Present value of future minimum lease payments	132,299,312
Less: Current portion of operating lease liabilities	(9,345,656)

Non-current operating lease liabilities	122,953,656

The lease term and discount rates are as follows:

	2020	2019

Weighted average remaining lease term-operating leases (years)	12.7	14.1
Weighted average discount rate-operating leases	7.4%	7.1%

Supplemental cash flow information related to operating leases is as follows:

	2020 $	2019 $

Operating cash flows from operating leases	17,672,048	15,660,780
Right-of-use assets obtained in exchange for operating lease obligations	13,800,876	137,301,712

10	Senior loans payable

The 2025 Loans and Wesley Chapel Loan are collectively referred to as the Senior Loans.

The minimum annual principal payments with respect to the Senior Loans (face value) as at December 31, 2020 are as follows:

$

2021	405,698
2022	426,454
2023	296,356
2024	-
2025	400,000,000

401,128,508

(27)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

2025 Senior Notes

On November 2, 2020, the Company closed its previously announced offering of $400 million of aggregate principal amount of 7.0% senior secured notes due November 1, 2025 (the 2025 Senior Notes). The net proceeds from this offering were used to repay in full the Amended May 2019 Term Loans, Revolving Facility and net derivative financial instrument liabilities, in accordance with respective contracts, and to pay related financing fees and expenses. The balance of approximately $19 million was retained as cash. The 2025 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by the Company and each of its direct or indirect wholly owned subsidiaries, including the Revenue Practices, and secured against substantially all of the assets of the Company and the guarantors pari passu with the security granted in connection with the 2020 Revolving Facility. On November 2, 2020, the 2025 Senior Notes were issued at their face value of $400 million net of debt issuance costs of approximately $11.5 million (it is considered a Level 2 liability as described in note 16). As at December 31, 2020, the 2025 Senior Notes had a face value of $400 million and an amortized cost balance of approximately, $389 million.

	2020 $	2019 $

2025 Senior Notes	388,906,059	-
Less: Current portion	-	-

	388,906,059	-

The 2025 Senior Notes indenture provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the 2025 Senior Notes indenture):

•	Payments

The principal payment is due at maturity on November 1, 2025. Interest is accrued and payable every six months on May 1 and November 1, respectively.

•	Restrictive covenants

The 2025 Senior Notes indenture restricts the Company’s ability to, among other things: incur certain additional indebtedness and issue preferred stock; make certain distributions, investments and other restricted payments; sell certain assets; agree to any restrictions on the ability of Subsidiaries (including the Revenue Practices) to make payments to the Company; create certain liens; merge, consolidate or sell substantially all of the Company’s assets; and enter into certain transactions with affiliates. These covenants are subject to exceptions and qualifications and many of these covenants will not be applicable during any period when the 2025 Senior Notes have an investment grade rating.

•	Financial covenants

There are no maintenance financial covenants. There are incurrence-based covenants related to the restrictive covenants noted above. The Company is in compliance with the covenants and has no events of default under this indenture as at December 31, 2020.

(28)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

•	Events of default

Events of default under the 2025 Senior Notes indenture include, among others, failure to pay principal of or interest on the 2025 Senior Notes and certain final judgments when due (subject to appropriate periods and conditions); failure to comply, within appropriate period, with obligations under certain covenants or any provision in the 2025 Senior Notes indenture; certain events of bankruptcy or insolvency and if any Guarantee by a Significant Subsidiary is held in a judicial proceeding to be unenforceable or invalid. The occurrence of an event of default would permit the Trustee or holders of at least 25% of the 2025 Senior Notes to declare all of the 2025 Senior Notes together with unpaid accrued interest, to be immediately due and payable and to exercise other default remedies.

2020 Revolving Facility

Concurrently with the closing of the 2025 Senior Notes, the Company entered into a new revolving credit agreement (the 2020 Revolving Credit Agreement) with a US financial institution, as administrative and collateral agent, and other financial institutions, as lenders, to provide a senior secured revolving credit facility in an aggregate principal amount of $55 million (the 2020 Revolving Facility, and together with 2025 Senior Notes, the 2025 Loans), with sub-limits for the issuance of letters of credit and for swingline loans. The 2020 Revolving Facility is secured pari passu with the obligations under the 2025 Senior Notes. The 2020 Revolving Facility will mature on the date that is five years after the issue date (the 2020 Revolving Facility Maturity Date); provided that, if more than $50 million in aggregate principal amount of the 2025 Senior Notes is outstanding on the date that is 181 days prior to the 2020 Revolving Facility Maturity Date, then the 2020 Revolving Facility Maturity Date shall instead be the date that is 181 days prior to the 2020 Revolving Facility Maturity Date.

The availability of borrowings under the 2020 Revolving Facility is subject to customary terms and conditions. The 2020 Revolving Facility was undrawn at November 2, 2020 (it is considered a Level 3 liability as described in note 16). The issuance costs related to this credit facility were approximately $2.0 million (including approximately $0.9 million related to the prior Revolving Facility since the settlement of the Revolving Facility was considered debt modification for accounting purposes). These costs are included in security deposits and other assets in the balance sheet and are being amortized to interest expense over the term of the 2020 Revolving Facility. The annual commitment fee related to the 2020 Revolving Facility is capped at 0.5% of the aggregate principal amount of $55 million. As at December 31, 2020, the 2020 Revolving Facility had a face value and amortized cost balance of $nil (2019 - $nil).

	2020 $	2019 $
2020 Revolving Facility	-	-

The 2020 Revolving Credit Agreement provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the 2020 Revolving Credit Agreement):

•	Interest

The interest rates payable on the 2020 Revolving Facility are as follows: (i) each Eurodollar Rate Loan bears interest on the outstanding principal amount at Adjusted Eurodollar Rate (effectively, LIBOR) plus the Applicable Rate; (ii) each Base Rate Loan bears interest on the outstanding principal amount at the Base Rate (the highest of (a) the Prime Rate, (b) the Federal Reserve Bank of New York Rate plus 0.5%

(29)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

and (c) one-month Adjusted Eurodollar Rate plus 1.0%) plus the Applicable Rate; and (iii) each Swingline Loan bears interest on the outstanding principal amount at the Base Rate plus the Applicable Rate. Since no amount has been drawn under the 2020 Revolving Facility as at December 31, 2020, the annualized effective interest rate under the 2020 Revolving Credit Agreement during the twelve months ended December 31, 2020 is not applicable (2019 – nil). With respect to interest rate sensitivity as at December 31, 2020, a 1% increase in variable interest rates would have increased interest expense under the 2020 Revolving Facility for the twelve months ended December 31, 2020 by $nil (2019 – $nil).

•	Restrictive covenants

In addition to certain covenants, the 2020 Revolving Credit Agreement places limits on the Company’s ability to declare dividends or redeem or repurchase capital stock (including options or warrants), prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, engage in mergers, acquisitions and asset sales, enter into transactions with affiliates and alter the business the Company and the Subsidiaries currently conduct.

•	Financial covenant

The 2020 Revolving Credit Agreement contains a financial covenant related to a leverage ratio that is tested on the last day of any fiscal quarter (commencing with the fiscal quarter ending March 31, 2021) only if on the last day of any such fiscal quarter, the outstanding amount under the 2020 Revolving Facility (excluding certain letter of credit obligations) exceeds 30% of the total commitment under the 2020 Revolving Facility of $55 million.

Borrowings under the 2020 Revolving Facility were nil as at December 31, 2020 and therefore did not exceed 30% of the total commitment under the 2020 Revolving Facility. As a result, the Company is in compliance with the financial covenant. No event of default under the 2020 Revolving Credit Agreement had occurred as at December 31, 2020.

•	Events of default

Events of default under the 2020 Revolving Credit Agreement include, among others, failure to pay principal of or interest on the 2020 Revolving Facility when due, failure to pay any fee or other amount due, failure of any loan party to comply with any covenants or agreements in the loan documents (subject to applicable grace periods and/or notice requirements), a representation or warranty contained in the loan documents is incorrect or misleading in a material respect when made, events of bankruptcy and a change of control. The occurrence of an event of default would permit the lenders under the 2020 Revolving Credit Agreement to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

Amended May 2019 Loans

On June 2, 2020, the Company entered into an amendment to its senior credit agreement which amended the credit agreement signed effective May 31, 2019 (such amended credit agreement, the Amended May 2019 Credit Agreement). Under the terms of the Amended May 2019 Credit Agreement, the Company received in May 2019 a term loan A and term loan B (Term Loan A, Term Loan B and collectively, Term Loans) of

(30)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

$66,000,000 and $266,000,000, respectively (face value) and a revolving credit facility of $50,000,000, which was increased to $69,000,000 on June 2, 2020 (the Revolving Facility, and together with the Term Loans, the Amended May 2019 Loans). In addition, among other things, the amendment adjusted Akumin’s leverage and fixed charge ratios for the four quarters ended March 31, 2021, providing the Company with greater flexibility in its financial ratio covenants. Sixteen million dollars of the Term Loan A was subject to a delayed draw, which was drawn by the Company in October 2019 to partly finance the West Palm Beach Acquisition. The term of the Amended May 2019 Loans is five years from May 31, 2019. The Amended May 2019 Loans can be increased by an additional $100,000,000 subject to certain conditions. The proceeds of the Term Loans were used during 2019 to settle in accordance with the respective contracts, the Syndicated Loans for $112,482,181, the principal outstanding under Subordinated Note and related accrued and unpaid interest for $1,596,250, partly finance the ADG Acquisitions and Deltona Acquisition in May 2019 and pay related debt issuance costs. On May 31, 2019, management determined the fair value of the Amended May 2019 Loans to be their face value of $319,300,000 net of debt issuance costs of approximately $14.8 million and a debt modification accounting adjustment of approximately $1.0 million related to the settlement of the Syndicated Loans. The fair value of the Amended May 2019 Loans was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 16). As at December 31, 2019, the Amended May 2019 Loans had a balance of approximately, $338.5 million. In June 2020, the amendment costs related to the Amended May 2019 Credit Agreement were netted against the balance of the Amended May 2019 Loans. The above-noted amendment to the senior credit agreement in June 2020 was considered debt modification for accounting purposes. On November 2, 2020, the Amended May 2019 Loans and related accrued and unpaid interest and costs were settled completely in accordance with the credit agreement, for approximately $364 million using proceeds of the 2025 Senior Notes. This settlement of the May 2019 Term Loans was considered debt extinguishment for accounting purposes and a loss of approximately $18 million was recognized in the consolidated statements of operations and comprehensive income (loss). The settlement of the Revolving Facility was considered debt modification for accounting purposes and a cost of approximately $0.9 million was added to the issuance costs of the 2020 Revolving Facility.

	2020 $	2019 $

Term Loan A and Revolving Facility	-	87,824,000
Term Loan B	-	250,710,995
Less: Current portion	-	(3,320,000)

	-	335,214,995

Effective November 14, 2018, the Company entered into a derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate Syndicated Loans (which were settled in 2019). The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on a notional amount of 50% of the face value of the Syndicated Term Loan ($50,000,000 as at November 14, 2018). The termination date of this arrangement is August 31, 2021. The cost of this derivative financial instrument was $155,000. The Company has not designated this interest rate cap agreement as a cash flow hedge for accounting purposes. On November 2, 2020, this derivative financial instrument was terminated and settled completely for $nil consideration (2019 asset - $597) and a loss for the year-ended December 31, 2020 of $597 was recognized in the consolidated statements of operations and comprehensive income (loss).

(31)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

In addition, effective July 31, 2019, the Company entered into a derivative financial instrument, an interest rate collar contract (further amended in November 2019 and February 2020), with a financial institution in order to mitigate interest rate risk under the variable interest rate Term Loans. This derivative financial instrument has an underlying notional amount of 100% of the face value of Term Loan B ($266,000,000 as at July 31, 2019) and a termination date of July 31, 2022 with (i) a cap rate of 3.00% (LIBOR) per annum, and (ii) a floor rate of 1.1475% (LIBOR) per annum. There was no upfront cost of this derivative financial instrument. The Company has not designated this interest rate cap agreement as a cash flow hedge for accounting purposes. On November 2, 2020, this derivative financial instrument was terminated and settled completely for $4,805,000 (2019 liability - $951,702) and a loss for the year-ended December 31, 2020 of approximately $3.9 million was recognized in the consolidated statements of operations and comprehensive income (loss) in the line “Financial instruments revaluation and other (gains) losses”. During the year ended December 31, 2020, the Company incurred interest expense of $1,301,854 (2019 - $nil) with respect to this derivative financial instrument. The interest expense was paid on a monthly basis. The settlement payment with respect to this derivative financial instrument in the cashflow statement is included in the line “Loan repayments”.

Wesley Chapel Loan

As part of the Rose Acquisition in 2018, the Company, through a subsidiary, assumed a senior secured loan (Wesley Chapel Loan) of $2,000,000 (face value) as of August 15, 2018 to finance the purchase of equipment and related installation at a clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023 and has monthly repayments of $37,742. The Wesley Chapel Loan was recognized at fair value of $1,908,456 on August 15, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 16). As at December 31, 2020, the Wesley Chapel Loan had an amortized cost balance of approximately, $1.1 million.

	2020 $	2019 $

Wesley Chapel Loan	1,079,684	1,447,327
Less: Current portion	(405,698)	(385,952)

	673,986	1,061,375

Subject to the provisions described below, the minimum annual principal payments with respect to the Wesley Chapel Loan (face value) are as follows:

$

2021	405,698
2022	426,454
2023	296,356

1,128,508

The Wesley Chapel Loan provides for the following terms:

•	Interest

(32)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

5.0%.

•	Payments

Monthly payments (principal and interest) of $37,742. The minimum principal payment schedule for the Wesley Chapel Loan is noted herein.

•	Termination

August 15, 2023.

•	Restrictive covenants

In addition to certain covenants, the Wesley Chapel Loan limits the Company’s ability to dispose of the assets of Akumin Corp., which is the guarantor to the Wesley Chapel Loan.

•	Financial covenants

None.

•	Events of default

Events of default under the Wesley Chapel Loan include, among others, failure to repay the Wesley Chapel Loan in full at maturity, or to pay any other sum due hereunder within ten days of the date when the payment is due, events of insolvency or disposition of all or substantially all of the assets related to the Rose Acquisition. The occurrence of an event of default would permit the lender to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

The Company has no events of default under the Wesley Chapel Loan as at December 31, 2020.

•	Security

The Company has granted first security interest to the lender over the equipment and leasehold improvements acquired using the proceeds of the Wesley Chapel Loan.

11	Subordinated notes payable – earn-out

	2020 $	2019 $

Subordinated note – earn-out	-	184,485

As part of the Tampa Acquisition, Akumin FL entered into a subordinated 6% note and security agreement with the seller’s secured lender on May 11, 2018 (the Subordinated Note and Subordinated Note Lender, respectively) with a face value of $1,500,000 and a term of four years. The Subordinated Note was recognized at fair value of $1,490,932 on May 11, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar

(33)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

liabilities (it is considered a Level 3 liability as described in note 16; this liability was subsequently settled as noted below).

In accordance with the terms of the Subordinated Note, the Company used part of the proceeds of the Term Loans to settle the principal outstanding under the Subordinated Note on May 31, 2019, together with accrued and unpaid interest, for $1,596,250 (face value of $1,500,000 and accrued interest of $96,250). The Company also recorded a fair value loss of $6,830 on the extinguishment of the Subordinated Note, which was reflected in the 2019 consolidated statements of operations and comprehensive income (loss).

According to the Subordinated Note, the Company was subject to an earn-out liability (Subordinated Note – Earn-out) of up to $4.0 million during the three-calendar year period beginning on January 1, 2019 and ending on December 31, 2021 (the Subordinated Note – Earn-out Period), subject to the satisfaction of certain revenue-based milestones, as follows:

a)

The Subordinated Note – Earn-out for any given calendar year during the Subordinated Note – Earn-out Period shall be equal to 50% of any positive difference calculated by subtracting the Base Revenue ($16,000,000) for such calendar year from the Subordinated Note – Earn-out Revenue (defined below) for such calendar year.

b)

The Subordinated Note – Earn-out Revenue for any calendar year during the Subordinated Note – Earn-out Period shall be the gross revenue generated by the centres related to the Tampa Acquisition during such calendar year.

c)

If Subordinated Note – Earn-out Revenue for any calendar year of the Subordinated Note – Earn-out Period is less than or equal to $16,000,000, no Subordinated Note – Earn-out shall be payable for such calendar year.

d)	The maximum aggregate amount of the Subordinated Note – Earn-out that may be earned over the Subordinated Note – Earn-out Period is $4,000,000.

The value of Subordinated Note – Earn-out has been estimated by management using a probability-weighted valuation technique; changes in the fair value of this liability are recognized in the consolidated statements of operations and comprehensive income (loss). Management estimated the fair value of Subordinated Note – Earn-out as at May 11, 2018 of $160,790 based on a discount rate of 8.75% and management’s estimated probability-weighted range of Subordinated Note – Earn-out Revenue during the Subordinated Note – Earn-out Period (it is considered a Level 3 liability as described in note 16). The Company entered into a settlement with the holders of the Subordinated Note – Earn-out to fully settle and terminate the Subordinated Note – Earn-out for $200,000 on October 23, 2020 (2019 liability - $184,485) and recognized a loss for the year-ended December 31, 2020 of $15,515 in financial instruments revaluation in the consolidated statements of operations and comprehensive income (loss).

(34)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

12	Capital stock and warrants

The authorized share capital of the Company consists of an unlimited number of voting common shares, with no par value.

	Common shares		Warrants		RSUs		Total
	Number	Amount $	Number	Amount $	Number	Amount $	Number	Amount $

January 1, 2019	62,371,275	123,746,423	1,249,512	1,742,910	1,120,656	2,671,147	64,741,443	128,160,480
Issuance (i)	6,250,000	23,437,500	-	-	-	1,559,418	6,250,000	24,996,918
RSUs and warrants exercised	1,219,653	4,813,632	(436,497)	(569,733)	(783,156)	(2,932,753)	-	1,311,146
Warrants expired	-	-	(288,015)	(438,798)	-	-	(288,015)	(438,798)

December 31, 2019	69,840,928	151,997,555	525,000	734,379	337,500	1,297,812	70,703,428	154,029,746
Issuance (i)	-	-	-	-		14,138	-	14,138
RSUs settled	337,500	1,311,950	-	-	(337,500)	(1,311,950)	-	-
Warrants expired	-	-	(525,000)	(734,379)	-	-	(525,000)	(734,379)

December 31, 2020	70,178,428	153,309,505	-	-	-	-	70,178,428	153,309,505

(i)

RSU issuance amount includes stock-based compensation and costs related to RSUs during the period of the consolidated financial statements. RSUs are issued in accordance with the Company’s RSU Plan, which entitles a holder of one RSU to receive one common share of the Company. RSUs are assigned a value based on the market value of the common shares of the Company on the grant date (or the nearest working day prior to the grant date). Such value is classified as stock-based compensation over the vesting period for all RSUs awarded to employees or the Board.

(35)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

During the twelve months ended December 31, 2019, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

a)	During the three months ended March 31, 2019, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company:

i)

During March 2017, the Company issued 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants were scheduled to expire on March 10 and 17, 2019. During the three months ended September 30, 2018, 120,330 of these warrants were exercised into common shares. The remaining 180,495 warrants were exercised into common shares prior to expiry during the three months ended March 31, 2019.

ii)

The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan and 25,000 of these vested RSUs were settled for common shares prior to March 31, 2019.

b)	During the three months ended June 30, 2019, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company:

i)	The Company issued approximately $23 million in equity (6,250,000 common shares at $3.75 per share, the closing price as of May 31, 2019) to certain sellers in connection with the ADG Acquisitions.

ii)

During August 2017, the Company issued 512,004 warrants to purchase common shares on a 1:1 basis at an exercise price of $3.50 per common share. The expiry date for these warrants was August 8, 2019. During the three months ended June 30, 2019, 256,002 of these warrants were exercised into common shares.

iii)

The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan and 25,000 of these vested RSUs were settled for common shares prior to March 31, 2019. The remaining 132,500 of these vested RSUs were settled for common shares prior to June 30, 2019.

c)	During the three months ended September 30, 2019, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company:

i)

During August 2017, the Company issued 512,004 warrants to purchase common shares on a 1:1 basis at an exercise price of $3.50 per common share. The expiry date for these warrants was August 8, 2019. During the three months ended June 30, 2019, 256,002 of these warrants were exercised into common shares. The remaining 256,002 of these warrants were not exercised into common shares and expired on August 8, 2019.

d)	During the three months ended December 31, 2019, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company:

(36)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

i)

During November 2017, the Company issued 32,013 warrants to purchase common shares on a 1:1 basis at an exercise price of $3.50 per common share. These warrants were not exercised into common shares and expired on November 14, 2019.

ii)

The Board had granted 1,611,316 RSUs to certain employees of the Company and members of the Board on November 15, 2017. In accordance with the terms of the RSU Plan, 50% of these RSUs vested and were settled for common shares in November 2018. Of the remaining RSUs, 600,656 RSUs vested and were settled for common shares on November 18, 2019 and the remaining RSUs vested on January 1, 2020 in accordance with the terms of the RSU Plan.

iii)

The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 and were subsequently settled for common shares in accordance with the terms of the RSU Plan. Of the remaining RSUs:

I.	Twenty-five thousand RSUs were settled for common shares on October 1, 2019 in accordance with the terms of the RSU Plan; and

II.	Ninety thousand RSUs vested on January 1, 2020 and 42,500 RSUs vested in March 2020.

During the twelve months ended December 31, 2020, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

a)	During the three months ended March 31, 2020, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company:

i)

As at December 31, 2019, the Company had 337,500 RSUs outstanding. All of these RSUs vested between January 1, 2020 and March 12, 2020. 285,000 of these RSUs were settled for common shares on March 12, 2020 in accordance with the terms of the RSU Plan. As at March 31, 2020, the Company had 52,500 RSUs outstanding.

b)	During the three months ended June 30, 2020, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company:

i)

As at March 31, 2020, the Company had 52,500 RSUs outstanding. All of these RSUs vested between January 1, 2020 and March 12, 2020 and they were settled for common shares in accordance with the terms of the RSU Plan as follows. 10,000 of these RSUs were settled for common shares in April 2020 and the remaining RSUs were settled for common shares in June 2020. As at June 30, 2020 and through the balance of fiscal 2020, the Company had no RSUs outstanding. The Company granted RSUs in March 2021 as discussed in note 26.

(37)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

ii)

During May 2018, the Company had issued 525,000 warrants to purchase common shares on a 1:1 basis at an exercise price of $4.00 per common share. These warrants were not exercised into common shares and expired on May 2, 2020.

c)	During the three months ended September 30, 2020 and three months ended December 31, 2020, there were no equity issuances or exercise or expiry of equity related instruments at the Company.

The stock-based compensation related to RSUs, recognized in the consolidated statements of operations and comprehensive income (loss) for the twelve months ended December 31, 2020 was $14,137 (2019 – $1,559,418). The stock-based compensation related to stock options is noted in note 15.

13	Income taxes

The reconciliation of income tax expense (benefit) computed at the Canadian federal statutory rate to income tax expense (benefit) is as follows:

	2020 $	2019 $
Income attributable to common shareholders before income taxes	(26,148,454)	13,163,526

Expense (recovery) of income taxes at the Canadian tax rate of 26.5% (2019– 26.5%)	(6,929,340)	3,488,334
Increase (decrease) in income taxes resulting from
Stock-based compensation	396,528	942,013
State franchise tax, net of federal benefit	212,684	219,538
US tax rate differential	603,264	(400,948)
Return to provision adjustment	345,299	1,389,866
Other	(205,656)	(164,747)
Valuation allowance	(173,849)	(1,738,508)

Income tax expense (benefit)	(5,751,070)	3,735,548

U.S. Federal current tax expense (benefit)
U.S. State current tax expense (benefit)	(320,815)	1,643,043
Canadian current tax expense (benefit)
U.S. Federal deferred tax expense (benefit)	(4,433,785)	2,688,571
U.S. State deferred tax expense (benefit)	(996,470)	(596,066)
Canadian deferred tax expense (benefit)

Total income tax expense (benefit)	(5,751,070)	3,735,548

The Company’s effective tax rate for the year ended December 31, 2020 was 22.0% (2019 – (28.38%)). The tax rate is affected by recurring items, such as tax rates in the United States and the relative amounts of income earned in this jurisdiction, which management expects to be fairly consistent in the near term. It is also affected by discrete items that may occur in any given year but are not consistent from year to year.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The Company’s deferred tax assets and liabilities are made up of the following components:

	2020 $	2019 $
Deferred tax assets
Lease liabilities	31,615,510	33,474,270
Net operating losses	15,745,126	3,692,446
163(j) carryforward	5,934,846	1,458,105
Debt issuance costs	2,419,687	4,412,375
Capital acquisition costs	2,011,450	779,367
Other	3,409,797	9,430,097

Total deferred tax assets	61,136,416	53,246,660
Less: Valuation allowance (Canada)	(2,634,364)	(2,800,607)
Net deferred tax assets	58,502,052	50,446,053
Deferred tax liabilities
Right-of-use assets	(30,360,097)	(32,907,312)
Fixed assets	(14,973,077)	(12,400,551)
Goodwill	(10,664,325)	(8,392,326)
Other	(3,331,119)	(3,002,684)

Total deferred tax liabilities	(59,328,618)	(56,702,873)

Net deferred tax liabilities	(826,566)	(6,256,820)

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

Management regularly assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets in Canada and the US. Based on management’s assessment of the future profitability of the Company’s Canadian operations, as at December 31, 2020, a valuation allowance of $2,634,364 (2019 – $2,800,607) has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. Management’s assessment of the future profitability of the Company’s US operations has determined that the deferred tax assets related to the US operations are more likely than not to be realized and a valuation allowance against these existing deferred tax assets should not currently be required.

The amount of the deferred tax assets is considered realizable, however, it could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased. The Company has made a significant investment in its US operations and asserts that earnings from such operations will be indefinitely reinvested in the US. Therefore; determination of unrecognized deferred tax liability on outside basis differences is not practicable at this time.

The Company has operating loss carry-forwards of $68,755,558 (2019 – $16,226,326), of which $19,742,894 begin to expire in 2036. Of these loss-carryforwards, $49,012,664 do not expire but are subject to utilization restrictions. The Company also has a Section 163(j) interest expense carryforward of $24,670,177 (2019 - $1,007,969) which does not expire but is subject to utilization restrictions. Tax years 2017-2019 and 2016-2019 remain subject to examination by the tax authorities in the US and Canada, respectively.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

14	Commitments and contingencies

The Company is party to various legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. With respect to these matters, the management evaluates the developments on a regular basis and accrues a liability when it believes a loss is probable and the amount can be reasonably estimated. We believe that the amount or any estimable range of reasonably possible or probable loss will not, either individually or in the aggregate, have a material adverse effect on our business and consolidated financial statements. However, the outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against the Company for amounts in excess of management’s expectations, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

Commencing during Q1 2020 and continuing through the present and beyond, a pandemic relating to the novel coronavirus known as COVID-19 occurred causing significant financial market disruption and social dislocation. The pandemic is dynamic with various cities, counties, states and countries around the world responding or having responded in different ways to address and contain the outbreak, including the declaration of a global pandemic by the World Health Organization, a National State of Emergency in the United States and state and local executive orders and ordinances forcing the closure of non essential businesses and persons not employed in or using essential services to “stay at home” or “shelter in place”. At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most affected or to what extent containment measures will be applied.

Imaging centers are healthcare facilities and as such are generally considered an essential service and expected to continue to operate during any epidemic or pandemic. However, there is potential that actions taken by government, referring physicians or individual actions, in response to containment or avoidance of this coronavirus could impact a patient’s ability or decision to seek imaging services at a given time which could have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is potential that certain services which are not urgent and can be deferred without significant harm to a patient’s health may be delayed, either by the Company in response to local laws or good public health practice or voluntarily by the patient. In addition, there is potential that the outbreak of the coronavirus could impact supply chains, including the Company’s supply of personal protective equipment, and lead to personnel shortages, each of which could impact the ability of the Company to safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services. Depending on the severity and duration of the COVID-19 pandemic, there is potential for the Company to incur incremental credit losses beyond what is currently expected and potential future reduction in revenue and income and asset impairments.

15	Stock-based compensation – options

The Company operates an equity-settled, stock options based payment compensation plan, under which the Company pays equity instruments of the Company as consideration in exchange for services received. The fair value of the grant of options is recognized in the consolidated statements of operations and comprehensive income (loss) as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted. The total expense is recognized over the vesting period, which is the period over which all of the service vesting conditions are to be satisfied. The maximum number of common shares reserved for

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

issuance, in the aggregate, under the Company’s option plan (and under any other share compensation arrangements of the Company) is 10% of the aggregate number of common shares which are outstanding from time to time. As at December 31, 2020, this represented 7,017,842 (2019 – 6,984,092) common shares.

	Number of stock options	Weighted average exercise price $	Aggregate grant date fair value $	Weighted average remaining contractual term (years)

Outstanding – January 1, 2019	4,213,268	$2.18	$5,353,785	7.0
Cancelled	(100,000)	3.74	(146,790)	-
Expired	-	-	-	-
Exercised	-	-	-	-
Granted	1,664,852	3.29	2,391,393	-

Outstanding – December 31, 2019	5,778,120	2.47	7,598,388	6.3
Cancelled	(18,000)	3.74	(26,422)	-
Expired	-	-	-	-
Exercised	-	-	-	-
Granted	-	-	-	-

Outstanding – December 31, 2020	5,760,120	$2.47	$7,571,966	5.3

Exercisable at December 31, 2020	3,978,218	$2.03	$4,990,924	5.2

During the twelve months ended December 31, 2020, the Company did not grant any stock options. During the twelve months ended December 31, 2019, the Company granted approximately 1.7 million stock options on November 18, 2019, to purchase common shares on a 1:1 basis with an exercise price of $3.29 per share. The fair value of the stock options granted during 2019 was determined to be $2.4 million. These options will vest over a three-year period from the date of issue (34%, 33% and 33% per year, respectively) and have an expiry date of seven years from the date of issue. The fair value of the stock options granted during the twelve months ended December 31, 2019 was estimated to be $1.4364 per option using the Black-Scholes option pricing model based on the following assumptions. The Company granted stock options in March 2021 as discussed in note 26.

Date of options grant	November 18, 2019
Underlying stock price	3.29
Exercise price	3.29
Term of options (years)	7.0
Volatility of underlying stock price	40%
Expected dividend yield on underlying stock	nil
Annual risk free interest rate	1.48%

At December 31, 2020, 1.8 million options were outstanding but not yet exercisable with a weighted average exercise price of $3.46, weighted average remaining contractual term of 5.5 years and weighted average grant date fair value of approximately $1.4 million. At December 31, 2019, 3.0 million options were outstanding but

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

not yet exercisable with a weighted average exercise price of $3.49, weighted average remaining contractual term of 6.4 years and weighted average grant date fair value of approximately $2.2 million.

During the twelve months ended December 31, 2020, the weighted average grant date fair value of stock options that:

a)	vested was $0.9 million (2019 – $0.9 million); and
b)	were cancelled was $26 thousand (2019 – $0.1 million).

The total grant date fair value of stock options that vested during the twelve months ended December 31, 2020 was $1.8 million (2019 – $1.7 million).

During the twelve months ended December 31, 2020, the Company recorded a total stock-based options compensation expense of approximately $2,069,777 (2019 – $1,995,347). The total compensation cost related to unvested options awards not yet recognized is approximately $1,089,614 (2019 – $3,185,813) and will be recognized over a remaining vesting period of 1.88 years (2019 – 2.88 years).

16	Risk management arising from financial instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and leases (current portion) approximates their fair value given their short-term nature.

The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the normalized expected market rates of interest is insignificant. The estimated fair values of other non-current liabilities were as follows:

	2020 $	2019 $

2025 Senior Notes	424,016,044	-
Amended May 2019 loans payable	-	360,596,500
Wesley Chapel Loan payable	1,122,400	1,483,830
Subordinated note – earn-out	-	184,485
ADG Acquisition – earn-out	4,688,553	14,834,067
Derivative financial instruments	-	951,105

	429,826,997	378,049,987

Financial instruments recorded at fair value on the consolidated balance sheets are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Pricing inputs are based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. For securities, the valuations are based on quoted prices of the securities that are readily and regularly available in an active market, and accordingly, a significant degree

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

of judgment is not required. As at December 31, 2020, the Company did not have any financial assets or liabilities measured at fair value under the Level 1 category.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability; either directly (i.e., as prices) or indirectly (i.e., derived from prices)

Pricing inputs are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The estimated fair value of the liabilities that are recognized at fair value, and subsequently measured at amortized cost, are determined using Level 2 inputs primarily related to comparable market prices. As at December 31, 2020, the 2025 Senior Notes and derivative financial instruments were measured at fair value under the Level 2 category on recognition. The derivative financial instruments are subsequently remeasured at fair value under the Level 2 category.

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Pricing inputs are generally unobservable for the assets or liabilities and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require management’s judgment or estimation of assumptions that market participants would use in pricing the assets or liabilities. The fair values are therefore determined using model based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Amended May 2019 Loans, Wesley Chapel Loan, Subordinated Note – Earn-out, and ADG Acquisition – Earn-out were measured at fair value under the Level 3 category on recognition. The ADG Acquisition – Earn-out and Subordinated Note – Earn-out were subsequently remeasured at fair value under the Level 3 category. The Amended May 2019 Loans and Subordinated Note – Earn-out were settled completely during the three months ended December 31, 2020 as discussed in notes 10 and 11. The liability related to the ADG Acquisition – Earn-out was determined based on execution of a settlement agreement in November 2020 as discussed in note 8.

The following table summarizes information regarding the change in carrying value of the Company’s financial instruments carried at fair value.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

	Derivative financial instruments $	Subordinated Notes Earn-out $	ADG Acquisition Earn-out $

January 1, 2019	(16,014)	169,642	-
Issuance	-	-	14,748,022
Financial instruments revaluation loss (gain)
Realized	-	-	-
Unrealized	967,119	14,843	86,045

December 31, 2019	951,105	184,485	14,834,067
Payment	(4,805,000)	(200,000)	(4,688,553)
Financial instruments revaluation loss (gain)
Realized	3,853,895	15,515	(2,728,480)
Unrealized	-	-	(2,728,481)

December 31, 2020	-	-	4,688,553

There were no transfers between levels during the twelve months ended December 31, 2020 and the twelve months ended December 31, 2019. A transfer is made between levels during the period that a financial instrument meets the relevant criteria.

Financial instruments are classified into one of the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	2020 $	2019 $

Cash	44,395,988	23,388,916
Accounts receivable	91,126,923	82,867,225

Financial assets measured at amortized cost	135,522,911	106,256,141

Accounts payable and accrued liabilities	34,233,142	26,262,225
Short-term portion of senior loans payable	405,698	3,705,952
Short-term portion of leases	12,610,462	11,066,293
Long-term portion of senior loans payable	389,580,046	336,276,370
Long-term portion of leases	135,262,436	126,399,101

Financial liabilities measured at amortized cost	572,091,784	503,709,941

Subordinated note – earn-out	-	184,485
ADG Acquisition – earn-out	4,688,553	14,834,067
Derivative financial instruments	-	951,105

Measured at fair value through profit or loss	4,688,553	15,969,657

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

Credit risk

The Company has a diverse mix of payers, including private, managed care, capitated and government payers. Credit risk arises from the potential a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers. The Company grants credit to its customers in the normal course of business. The consolidated financial statements take into account an allowance for bad debts. The Company is exposed to credit risk from its customers but the concentration of the risk is minimized because of the large customer base and its dispersion across different payers. During the year, the Company may have deposits with financial institutions that exceed Federal Deposit Insurance Corporation limits. As at December 31, 2020, the Company had cash of $44,395,988 (2019 – $23,388,916) and accounts receivable of $91,126,923 (2019 – $82,867,225).

Collectability of the receivables is actively monitored on an ongoing basis and an allowance or a write-off of allowance for bad debts is established by management. At each reporting period, the Company determines whether an allowance or write-off is required by estimating the expected credit losses based on a combination of probability-weighted historic and actual bad debts experience with consideration of forward-looking information including changes to economic conditions that would impact its customers (such as unemployment rate and general economic environment for non-individual payors). During the period affected by the COVID-19 pandemic, management’s consideration of those changes to economic conditions included the impact of the COVID-19 pandemic.

Currency risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. In the normal course of business, the Company may enter into foreign exchange contracts with financial institutions to hedge the value of foreign currency denominated assets. Gains and losses arising from these contracts offset the losses and gains from the underlying hedged transactions. As at December 31, 2020 and December 31, 2019, the Company did not enter into any foreign exchange contracts that would expose the Company to currency risk.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in lending rates can cause fluctuations in interest payments and cash flows. The Company does not use derivative financial instruments to alter the effects of this risk, except as noted in note 10. As at December 31, 2020, the Company’s variable interest rate debt only related to the 2020 Revolving Facility (note 10), which was not drawn during 2020.

The following table shows the Company’s exposure to interest rate risk and the effects on comprehensive income for the twelve months ended December 31, 2020 and 2019 of a 1% increase or decrease in the variable interest rates.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

			2020
	Carrying value $	1% decrease in interest rates $	1% increase in interest rates $

Amended May 2019 Loans (n/a as settled in November 2020)	-	-	-

			2019
	Carrying value $	1% decrease in interest rates $	1% increase in interest rates $

Amended May 2019 Loans (originated in May 2019)	338,534,995	1,180,247	(1,979,043)
Syndicated Loans (n/a as settled in May 2019)	-	-	-

	338,534,995	1,180,247	(1,979,043)

17	Related party transactions

The Company transacts with key individuals including directors and executive management who have authority and responsibility to plan, direct, and control the activities of the Company.

On November 1, 2020, the Company acquired an MRI machine from an entity in which an officer of a subsidiary of the Company holds a significant interest for $400,000, which has been paid in full. The MRI machine is to be installed in one of the Company’s diagnostic imaging facilities in Florida. There are no ongoing contractual or other commitments resulting from the transaction.

On February 8, 2018, Akumin Corp. entered into a contract with the President and Chief Executive Officer, Executive Vice President and Chief Operating Officer and Chief Financial Officer and Corporate Secretary (collectively, the Pledgors) to loan an aggregate of $500,000 in connection with the purchase by such Pledgors of a total of 142,857 common shares of the Company from certain selling security holders of PMI, pursuant to the terms of a put and call option agreement made as of August 9, 2017 between Z Strategies Inc., a company controlled by the President and Chief Executive Officer, and certain selling security holders of PMI. This loan charged interest at 6% per annum and was payable on maturity at February 8, 2021. During 2019, the Pledgors completely paid off this loan and accrued interest.

18	New accounting standards

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

ASU 2018-15, Intangibles – Goodwill and Other – Internal Use Software (Topic 350-40)

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Topic 350-40). The ASU is intended to improve the recognition and measurement of financial instruments. The new guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. For all other entities, this ASU is effective for annual reporting periods beginning after December 15, 2020. The Company is considered an Emerging Growth Company as classified by SEC, which gives the Company relief in the timing of implementation of this standard by allowing the private company timing for adoption. The Company continues to evaluate the impact of the standard on its consolidated financial statements.

ASU 2016-13, Financial Instruments – Credit Losses (Topic 326)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and related clarifying standards, which replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to assess credit loss estimates. The ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. For all other entities, this ASU is effective for fiscal years beginning after December 15, 2022. The Company is considered an Emerging Growth Company as classified by SEC, which gives the Company relief in the timing of implementation of this standard by allowing the private company timing for adoption. The Company continues to evaluate the impact of the standard on its consolidated financial statements.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

19	Basic and diluted income (loss) per share

	2020 $	2019 $

Net income (loss) attributable to common shareholders	(20,397,384)	9,427,978
Weighted average common shares outstanding
Basic	70,101,618	66,528,051
Add: additional shares issuable upon exercise of employee stock options, warrants and restricted share units		2,066,938

Diluted	70,101,618	68,594,989
Net income (loss) per share
Basic and diluted	(0.29)	0.14

Employee stock options warrants and restricted share units excluded from the computation of diluted per share amounts as their effect would be antidilutive	1,664,231

20	Financial instruments revaluation and other gains (losses)

a)	Operational Financial instruments revaluation and other gains (losses)

	2020 $	2019 $

Gain (loss) on revaluation of ADG Acquisition – Earn-out (note 8)	5,456,961	(86,045)
Loss on disposal of property and equipment	(1,549,295)	(931,356)

	(3,907,666)	(1,017,401)

b)	Other Financial instruments revaluation and other gains (losses)

	2020 $	2019 $

Loss on debt revaluation (note 10)	(18,278,845)	(829,208)
Loss on revaluation of derivatives (note 10)	(3,853,895)	(967,119)
Other gains (losses)	53,995	(9,489)

	(22,078,745)	(1,805,816)

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

21	Revenue information

	2020 $	2019 $

Commercial	163,893,988	173,056,345
Medicare	28,449,283	28,849,651
Medicaid	7,889,878	7,421,432
Attorney	24,271,130	14,784,804
Workers comp	9,960,660	10,569,156
Other patient revenue	9,516,244	10,160,012

Service fees - net of allowances and discounts	243,981,183	244,841,400
Other revenue (management and ancillary fees and government grants)	7,301,666	2,594,903

	251,282,849	247,436,303

22	Cost of operations, excluding depreciation and amortization

	2020 $	2019 $

Employee compensation	84,038,371	85,899,654
Reading fees	37,817,457	35,243,843
Rent and utilities	30,203,346	26,332,049
Third party services and professional fees	21,706,906	19,084,397
Administrative	12,875,606	12,459,281
Medical supplies and other	11,161,702	8,783,377

	197,803,388	187,802,601

23	Settlement costs and other (recoveries)

During the twelve months ended December 31, 2020, the Company experienced net settlement costs of approximately $2.3 million (2019 – settlement recoveries of $1.9 million) mainly related to the following items.

i)

Approximately, $0.8 million related to a settlement of a government investigation that relates predominantly to historical reimbursements paid under federal healthcare programs to subsidiaries or the Revenue Practices. This settlement was reached in January 2021.

ii)	Approximately $1.1 million comprised of a few settlement costs related to four vendors.

24	Non-controlling interests

As part of the Texas Acquisition in 2017, certain of PMI’s subsidiaries acquired were non-wholly owned. As a result of operating agreements with each of those non-wholly owned entities, the Company was deemed to have control over those entities and thus 100% of their financial results were included in the Company’s

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

consolidated financial results. The acquired non-controlling interests were recorded in the Company’s consolidated financial statements at their estimated fair value. In May 2018, the Company purchased the non-controlling interests in seven Texas-based diagnostic imaging companies. During June 2018, (i) the Company purchased the non-controlling interests in Toggle, LLC, a transcription company, for de minimis consideration, and (ii) Preferred Imaging of Tarrant County, LLC, a holding company, distributed its assets to its shareholders and was subsequently terminated.

The Company currently holds effective ownership interests in the following non-wholly owned entities:

	Ownership interest
Entity	2020	2019
	%	%

Phoenix Imaging, LLC	60	60
Preferred Imaging of Amarillo, LLC	57	57

25	CARES Act

i)

During April 2020, the Company received approximately $1.1 million in grant under the first appropriation made by the HHS to Medicare providers pursuant to the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Subsequently, in December 2020, the Company received an additional grant from the HHS of approximately $4.1 million. Additional grants may be available to the Company through subsequent appropriations under this program. The Company applied for these grants after determining that it was eligible to do so. Also, the Company has incurred expenses and experienced loss of revenue that are eligible to be reimbursed under these grants. The grants received are recorded in the consolidated statements of operations comprehensive income (loss) in the category “Other revenue”.

ii)

During April 2020, the Company received approximately $3.1 million of accelerated Medicare payments under the expanded Accelerated and Advance Payments Program from Centers for Medicare & Medicaid Service (CMS). These payments are currently required to be applied to claims beginning one year after their receipt through the adjudication of Medicare claims over a future period. These payments to the Company are recorded in the consolidated balance sheets in the category “Accounts payable and accrued liabilities” until earned.

iii)

The CARES Act allows employers to defer the deposit and payment of the employer’s share of Social Security taxes. As of December 31, 2020, such taxes were approximately $2.7 million and approximately $1.3 million are recorded in the consolidated balance sheets in the category “Accrued payroll taxes” and the remaining balance in the category “Accounts payable and accrued liabilities”.

26	Subsequent events

i)	The Company announced on February 11, 2021 that it completed its private offering of $75 million aggregate principal amount of additional 7.00% senior secured notes due November 2025 (the “New

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and December 31, 2019

(expressed in US dollars unless otherwise stated)

Notes”). The New Notes were offered as additional notes under the same indenture as the previously issued 2025 Senior Notes and will be treated as a single series with the 2025 Senior Notes.

The Company expects to use the net proceeds from this offering for future acquisitions, with any unused proceeds to be used for working capital and other general corporate purposes, which may include reducing debt. The New Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each wholly owned subsidiary of the Company, including the Revenue Practices and the guarantors.

ii)

Effective March 1, 2021, the Company completed a common equity investment in an artificial intelligence business as part of a private placement offering for approximately $4.6 million. The target develops artificial intelligence aided software programs for use in medical businesses, including outpatient imaging services of the sort provided by the Company. As a result of the investment, a previous investment in a convertible note instrument issued by the target to the Company in May 2020 converted for common equity. The Company’s total investment is estimated to be valued at approximately $8.0 million and represents a 34.5% interest in the target. In addition, the Company holds share purchase warrants which, subject to the occurrence of certain events, and the payment of approximately $0.4 million, would entitle the Company to acquire a further 2.4% interest in the target’s common equity.

iii)

On March 9, 2021, the Board granted 645,000 RSUs and 70,000 options to certain employees and consultants of the Company pursuant to the Company’s RSU plan and stock option plan, respectively, in connection with the Company’s equity bonus awards. In addition, 84,032 RSUs were granted to non-executive directors of the Company as part of their 2021 compensation and 50,000 RSUs were awarded as part of a signing bonus to an executive who started with the Company on March 29, 2021. Subject to and in accordance with the terms of the RSU plan, 50% of the RSUs granted will vest and settle for common shares one year after the date of grant and the remaining 50% will vest and settle for common shares two years after the date of grant. Subject to and in accordance with the stock option plan, the options were granted with an exercise price of $3.58 per share, representing the 5-day volume weighted average price of the shares prior to the date of grant and an expiry date of 7 years after the date of grant. The options granted will vest as follows: 34% of the grant vest one year after the date of grant, 33% two years after the date of grant and the remaining 33% three years after the date of grant.

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